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March 30, 2023

VIA EDGAR

Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

CIK No. 0001610940

Dear Mr. Envall:

This letter sets forth responses to the written comments received in a letter dated September 2, 2022, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on August 17, 2022 for the purpose of registering shares of the Breakwave Tanker Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Registrant’s response thereto.

Draft Registration Statement on Form S-1

General

1.	Comment: It does not appear that you have publicly filed your nonpublic draft submissions now that you have filed your registration statement on Form S-1. Please ensure that you will do so at least 15 days prior to the requested effective date of the registration statement.

Response: The Registrant confirms that the nonpublic draft submission has been made publicly available on EDGAR.

March 30, 2023

Financial Statements, page 62

2.	Comment: We note your disclosure that Fund financial statements will be provided by a pre-effective amendment. Please confirm you will file these financial statements and the related consent of independent registered public accounting firm as soon as they are available in order to allow the staff sufficient time to complete its review.

Response: The accompanying draft of the Registration Statement contains the audited financial statements and the related consent of independent registered public accounting firm.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-775-1232

esimanek@sullivanlaw.com